PE 7/24/2002

FORM 6-K

02043487

0-30224

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

As at July 24, 2002

CryptoLogic Inc.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report:

No.	Document
1.	**Press Release dated July 23, 2002 – "CryptoLogic Realigns Compliance Team to Oversee Worldwide Regulatory Compliance Strategy".**
2.	**Press Release dated July 15, 2002 – "CryptoLogic Appoints New Leadership To Continue Profitable Growth"**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2002

CRYPTOLOGIC INC.

By:________________________

James A. Ryan

Chief Financial Officer

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSX: CRY

CryptoLogic Realigns Compliance Team to Oversee Worldwide Regulatory Compliance Strategy

July 23, 2002 (Toronto, ON) – CryptoLogic Inc., a leading supplier of software to the Internet gaming and e-commerce industries, has announced the realignment of its regulatory compliance team. Vice-Chairman Robert Stikeman will oversee the company's regulatory compliance strategy in conjunction with John Chalmers. The announcement follows the resignation, effective August 2, of David Outhwaite as Chief Operating Officer.

Stikeman has been a partner for the past 16 years in Stikeman, Graham, Keeley & Spiegel LLP. John Chalmers is a highly seasoned lawyer specializing in the area of gaming law, and one of Canada's leading authorities on gambling law, regulation and enforcement. The company retained Chalmers in April.

"David has assisted CryptoLogic in its transformation to an internationally-focused, market-driven industry leader, and we wish him success with his new challenges," said Lewis Rose, Interim President and CEO. "CryptoLogic's commitment to regulatory compliance will continue to set us apart as more and more jurisdictions see the value of regulating Internet gaming to protect consumers."

"The decision to move on was a difficult and personal one," Outhwaite said. "However I believe that the accomplishments during my time here and the world-class team we have in place position CryptoLogic to capitalize on the rapidly growing and international Internet gaming market."

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to innovate and develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.3 million common shares outstanding (14.4 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

At CryptoLogic, (416) 545-1455
Sean Stokes, Investor Relations
Jim Ryan, Chief Financial Officer

At Argyle Rowland Worldwide, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Aline Nalbandian, ext. 226/ aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSX: CRY

Cryptologic Appoints New Leadership To Continue Profitable Growth

Lewis Rose brings proven track record of results at prominent companies

July 15, 2002 (Toronto, ON) – CryptoLogic, a leading supplier to the Internet gaming and e-commerce industries, announced today the appointment of Lewis Rose as the Company's Interim President and CEO. Rose is a results-driven executive with two decades of experience in the consumer product, entertainment and financial services sectors. He replaces Jean Noelting, who resigned today after a year and a half as CEO.

Mr. Rose has demonstrated his strategic management skills with many prominent companies. He served as President of Alliance Atlantis Communications Inc., President of Maple Leaf Foods' Grocery Products Division, and Chief Financial Officer of Maple Leaf Foods Inc. Earlier in his career, he worked in mergers and acquisitions at CIBC World Markets. Since 2000, he has been the CEO of E-tv Interactive Technologies, a provider of commerce-enabled interactive television and Internet services.

"As one of North America's fastest growing companies, CryptoLogic faces a new set of challenges and opportunities, and Lewis Rose has the skills we need to succeed," said Dennis Wing, the Company's Chairman. "In addition to his strong background in corporate finance, Mr. Rose's entertainment industry experience and understanding of consumer needs are a great combination for CryptoLogic. We were attracted by his track record of turning business challenges into business success."

Mr. Wing noted CryptoLogic's many accomplishments during the past year and a half. The Company has applied for certification in key regulatory jurisdictions, strengthened its operations in Europe, signed important new licensees, and made the transition from its entrepreneurial founders to professional management. He thanked Mr. Noelting for his services during this busy and challenging period.

Mr. Rose is a chartered accountant with a reputation for delivering strong results and profitable growth. In 1998, he led the structure and financing of the reverse takeover of Alliance Communications by Atlantis Communications to form the largest film entertainment company in Canada, with a market capitalization of more than $600 million. At Maple Leaf Foods, he spearheaded the profitable turnaround of the branded grocery products business. His extensive experience in mergers and acquisitions will be particularly valuable to CryptoLogic, a well-capitalized player in an industry that should see significant consolidation in the years ahead.

"I'm very pleased to have the opportunity to take CryptoLogic to the next level," Mr. Rose said. "My priorities include broadening the electronic payment options available to players at our licensees' casinos, strengthening our European focus, and continuing to be a leader in the global trend toward safe, secure and regulated Internet gaming."

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

The board of directors also appointed Robert Stikeman as Vice-Chairman today. As a highly-respected lawyer, Mr. Stikeman will provide valuable leadership on the Company's regulatory compliance strategy as more and more jurisdictions see the value of legalizing and regulating Internet gaming.

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The Company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100, continues to innovate and develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.3 million common shares outstanding (14.4 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

At CryptoLogic, (416) 545-1455	**At Argyle Rowland Worldwide, (416) 968-7311 (media only)**
Lewis Rose, Interim President & CEO	Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Sean Stokes, Investor Relations	Aline Nalbandian, ext. 226/ aline@argylerowland.com